Exhibt A

Ceragon Networks Reports Fourth Quarter and Full Year 2018 Financial Results
February 20, 2019

CERAGON NETWORKS REPORTS FOURTH QUARTER AND FULL YEAR 2018 FINANCIAL RESULTS

Fourth consecutive year of net income growth; positive cash flow of $9.7 million in 2018

Little Falls, New Jersey, February 20, 2019 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Highlights:

Revenues - $85.7 million, down 1.1% from the fourth quarter of 2017, and down 0.9% from the third quarter of 2018.

Gross margin - 34.4%, compared to 33.6% in the fourth quarter of 2017 and 35.0% in the third quarter of 2018.

Operating income - $6.5 million, compared to $7.5 million in the fourth quarter of 2017, and $7.9 million in the third quarter of 2018.

Net income - $11.6 million, or $0.14 per diluted share for the fourth quarter of 2018. This includes $7.2 million of income related to the creation of a deferred tax asset reflecting projected utilization of NOLs. Net income for the fourth quarter of 2017 was $7.2 million, or $0.09 per diluted share. Net income for the third quarter of 2018 was $6.2 million or $0.08 per diluted share.

Non-GAAP results - gross margin was 34.7%, operating income was $6.8 million, and net income was $5.0 million, or $0.06 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents - $35.6 million at December 31, 2018, compared to $41.3 million at September 30, 2018.

Full Year 2018 Highlights:

Revenues – $343.9 million, up 3.6% from 2017.

Gross margin – 33.8%, compared to 32.3% in 2017.

Operating income – $26.1 million, compared to an operating income of $23.1 million in 2017.

Net income – $23.0 million, or $0.28 per diluted share. This includes $7.2 million of income related to the creation of a deferred tax asset reflecting projected utilization of NOLs. Net income for 2017 was $15.6 million, or $ 0.19 per diluted share.

Non-GAAP results - gross margin was 33.9%, operating income was $27.9 million, and net income was $17.5 million, or $0.22 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

"Our fourth quarter constituted a strong finish to the year, with revenue, gross margin and net income exceeding our expectations,” said Ira Palti, president and CEO of Ceragon. "We achieved our primary goal of growing net income for the fourth consecutive year in 2018. We are also targeting a fifth consecutive year of non-GAAP net income growth in 2019, although the first quarter is expected to dip due to seasonal factors and timing of orders and revenue recognition. We continue to see a high level of customer activity in most geographic regions due to the continued expansion of 4G in some areas and the beginning of the transition to 5G in others. To help our customers address their specific challenges, we are offering constantly expanding capabilities from both existing and new platforms, as we also continue to invest aggressively in our next generation technology.”

Supplemental revenue breakouts by geography:

Fourth quarter 2018:

•	Europe:	13%
•	Africa:	12%
•	North America:	15%
•	Latin America:	20%
•	India:	25%
•	APAC:	15%

Full year 2018:

•	Europe:	11%
•	Africa:	7%
•	North America:	12%
•	Latin America:	18%
•	India:	38%
•	APAC:	14%

A conference call to discuss the results will begin at 9:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1085 or International: +1 (612) 288-0329, from 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: https://www.ceragon.com/about-ceragon/investor-relations/, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 462292. A replay of both the call and the webcast will be available through March 20, 2019.

About Ceragon

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide smoothly evolve their networks towards 5G, while increasing operational efficiency and enhancing end customers’ quality of experience, with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, that use our solutions to deliver mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and wireless backhaul solutions provide highly reliable, 5G high-capacity connectivity with minimal use of spectrum, power and other resources. Our solutions enable increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Ceragon’s solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Join the Discussion

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks relating to the concentration of Ceragon's business in certain geographic regions and particularly in India, risks associated with a decline in demand from the single market segment on which we focus; risk relating to certain guarantees granted by Ceragon on behalf of Orocom to FITEL, in the framework of the FITEL project; risks associated with any failure to effectively compete with other wireless equipment providers; risks associated with a change in our gross margin as a result of changes in the geographic mix of revenue;  risks related to the fact that our operating results may vary significantly from quarter to quarter and from our expectations for any specific period; risks related to our ability to meet the supply demands of our customers in a timely manner due to the high volatility in their supply needs; risks associated with difficulties in obtaining market acceptance of  newly introduced product; risks associated with technical difficulties that may be discovered in newly developed products; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi	or	Claudia Gatlin
+972 3 5431 660		+1 212 830-9080
dorona@ceragon.com		claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports Fourth Quarter and Year End 2018 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017

Revenues	$85,742	$86,679	$343,874	$332,033
Cost of revenues	56,210	57,524	227,705	224,698

Gross profit	29,532	29,155	116,169	107,335

Operating expenses:
Research and development	6,709	6,493	28,180	25,703
Selling and marketing	11,520	12,337	42,961	41,656
General and administrative	5,267	4,544	19,354	18,576
Other income	(470)	(1,746)	(470)	(1,746)

Total operating expenses	23,026	21,628	90,025	84,189

Operating income	6,506	7,527	26,144	23,146

Financial expenses, net	872	1,155	6,349	5,889

Income before taxes	5,634	6,372	19,795	17,257

Taxes on income (benefit)	(5,965)	(838)	(3,251)	1,697

Net income	$11,599	$7,210	$23,046	$15,560

Basic net income per share	$0.15	$0.09	$0.29	$0.20

Diluted net income per share	$0.14	$0.09	$0.28	$0.19

Weighted average number of shares used in computing basic net income per share	79,538,654	78,010,416	78,579,013	77,916,912

Weighted average number of shares used in computing diluted net income per share	81,987,796	79,452,404	81,021,527	79,942,353

Ceragon Reports Fourth Quarter and Year end 2018 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	Year ended December 31,
	2018	2017
		Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$35,581	$25,877
Short -term bank deposits	515	-
Trade receivables, net	123,451	113,719
Other accounts receivable and prepaid expenses	12,135	17,052
Inventories	53,509	54,164
Total current assets	225,191	210,812

NON-CURRENT ASSETS:
Long-term bank deposits	504	996
Deferred tax assets	7,476	988
Severance pay and pension fund	5,096	5,459
Property and equipment, net	33,613	29,870
Intangible assets, net	6,576	2,199
Other non-current assets	4,544	3,269
Total non-current assets	57,809	42,781
Total assets	$283,000	$253,593

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$78,892	$75,476
Deferred revenues	3,873	5,193
Other accounts payable and accrued expenses	27,256	24,781
Total current liabilities	110,021	105,450

LONG-TERM LIABILITIES:
Deferred tax liability	28	141
Accrued severance pay and pension	9,711	10,085
Other long-term payables	3,672	4,019
Total long-term liabilities	13,411	14,245

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	214
Additional paid-in capital	415,408	410,817
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(9,208)	(7,171)
Accumulated deficits	(226,755)	(249,871)

Total shareholders' equity	159,568	133,898

Total liabilities and shareholders' equity	$283,000	$253,593

Ceragon Reports Fourth Quarter and Year end 2018 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
				Audited
Cash flow from operating activities:
Net income	$11,599	$7,210	$23,046	$15,560
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,163	2,439	7,758	9,205
Stock-based compensation expense	498	235	1,980	1,203
Decrease (increase) in trade and other receivables, net	(11,797)	15,551	(8,102)	(6,662)
Decrease (increase) in inventory, net of write off	(6,286)	1,561	(956)	(8,592)
Increase (decrease) in trade payables and accrued liabilities	11,815	(11,582)	4,402	3,362
Increase (decrease) in deferred revenues	(4,130)	1,228	(650)	2,575
Decrease (increase) in deferred tax asset, net	(6,949)	105	(6,601)	497
Other adjustments	(120)	(130)	(11)	3
Net cash provided by (used in) operating activities	$(3,207)	$16,617	$20,866	$17,151

Cash flow from investing activities:
Purchase of property and equipment	(4,070)	(1,048)	(10,303)	(8,533)
Purchase of intangible assets, net	(588)	(1,407)	(3,412)	(1,407)
Investment in short and long-term bank deposit	48	(996)	48	(996)
Net cash used in investing activities	$(4,610)	$(3,451)	$(13,667)	$(10,936)

Cash flow from financing activities:
Proceeds from share options exercise	2,048	65	2,611	294
Repayments from bank loans	-	(23,800)	-	(17,000)
Net cash provided by (used in) financing activities	$2,048	$(23,735)	$2,611	$(16,706)

Translation adjustments on cash and cash equivalents	28	(24)	(106)	30
Increase (decrease) in cash and cash equivalents	$(5,741)	$(10,593)	$9,704	$(10,461)
Cash and cash equivalents at the beginning of the period	41,322	36,470	25,877	36,338
Cash and cash equivalents at the end of the period	$35,581	$25,877	$35,581	$25,877

Ceragon Reports Fourth Quarter and year End 2018 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017

GAAP cost of revenues	$56,210	$57,524	$227,705	$224,698
Amortization of intangible assets	-	(367)	-	(1,286)
Stock based compensation expenses	(9)	(12)	(42)	(54)
Changes in indirect tax positions	(240)	237	(278)	119
Non-GAAP cost of revenues	$55,961	$57,382	$227,385	$223,477

GAAP gross profit	$29,532	$29,155	$116,169	$107,335
Gross profit adjustments	249	142	320	1,221
Non-GAAP gross profit	$29,781	$29,297	$116,489	$108,556

GAAP Research and development expenses	$6,709	$6,493	$28,180	$25,703
Stock based compensation expenses	(103)	(73)	(313)	(229)
Non-GAAP Research and development expenses	$6,606	$6,420	$27,867	$25,474

GAAP Sales and Marketing expenses	$11,520	$12,337	$42,961	$41,656
Amortization of intangible assets	-	(39)	-	(258)
Stock based compensation expenses	(193)	(46)	(640)	(292)
Non-GAAP Sales and Marketing expenses	$11,327	$12,252	$42,321	$41,106

GAAP General and Administrative expenses	$5,267	$4,544	$19,354	$18,576
Stock based compensation expenses	(193)	(104)	(985)	(628)
Non-GAAP General and Administrative expenses	$5,074	$4,440	$18,369	$17,948

GAAP other income	$(470)	$(1,746)	$(470)	$(1,746)
Statute of limitation on certain
indirect tax liabilities	$470	$1,746	$470	$1,746
Non-GAAP other income	$-	$-	$-	$-

GAAP financial expenses	$872	$1,155	$6,349	$5,889
Recovery of devaluation related expenses in Venezuela	-	-	969	-
Non-GAAP financial expenses	$872	$1,155	$7,318	$5,889

GAAP taxes on income	$(5,965)	$(838)	$(3,251)	$1,697
Other non-cash tax adjustments	6,869	1,802	6,343	1,177
Non-GAAP taxes on income	$904	$964	$3,092	$2,874

Ceragon Reports Fourth Quarter and Year end 2018 Results RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017

GAAP net income	$11,599	$7,210	$23,046	$15,560
Amortization of intangible assets	-	406	-	1,544
Stock based compensation expenses	498	235	1,980	1,203
Changes in indirect tax exposures	240	(237)	278	(119)
Recovery of devaluation related expenses in Venezuela	-	-	(969)	-
Statute of limitation on certain indirect tax liabilities	(470)	(1,746)	(470)	(1,746)
Non-cash tax adjustments	(6,869)	(1,802)	(6,343)	(1,177)
Non-GAAP net income	$4,998	$4,066	$17,522	$15,265

GAAP basic net income per share	$0.15	$0.09	$0.29	$0.20

GAAP diluted net income per share	$0.14	$0.09	$0.28	$0.19

Non-GAAP basic and diluted net income per share	$0.06	$0.05	$0.22	$0.19

Weighted average number of shares used in computing GAAP basic net income per share	79,538,654	78,010,416	78,579,013	77,916,912

Weighted average number of shares used in computing GAAP diluted net income per share	81,987,796	79,452,404	81,021,527	79,942,353

Weighted average number of shares used in computing Non-GAAP diluted net income per share	82,368,838	79,784,939	81,364,897	80,206,822